SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
ACORN INTERNATIONAL, INC.
(Name of issuer)
Ordinary Shares*
American Depositary Shares
(Title of class of securities)
004854105**
(CUSIP number)
Don Dongjie Yang
18th Floor, 20th Building
487 Tianlin Road
Shanghai, 200233
People’s Republic of China
(+86 21) 5151-8888
(Name, address and telephone number of person authorized to receive notices and communications)
July 6, 2011
(Date of event which requires filing of this statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies of this statement are to be sent.
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
*	Not for trading, but only in connection with the registration of American Depositary Shares each representing three ordinary shares.

**	This CUSIP applies to the American Depositary Shares.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Don Dongjie Yang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	People’s Republic of China

	7	SOLE VOTING POWER

NUMBER OF		8,018,656

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,018,656

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,018,656[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.83%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

1)	Includes (i) 6,518,656 ordinary shares held by D.Y. Capital, Inc, a company wholly-owned by Mr. Yang, and (ii) 1,500,000 ordinary shares issuable upon exercise of options held by Mr. Yang.

2)	Based on 90,811,634 total shares, which includes (i) 89,311,634 total outstanding ordinary shares of the Issuer as of March 31, 2011, as disclosed by the Issuer in its Annual Report on Form 20-F filed with the SEC on April 27, 2011 (the “20-F”) and (ii) 1,500,000 ordinary shares issuable pursuant to options held by Mr. Yang.

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). D.Y. Capital, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		6,518,656

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,518,656

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,518,656[3]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.30%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

3)	Includes 6,518,656 ordinary shares held by D.Y. Capital, Inc.

4)	Based on 89,311,634 total outstanding shares of the Issuer as of March 31, 2011, as disclosed by the Issuer in the 20-F.

EXPLANATORY NOTE
Item 4. Purpose of Transaction
Signature

EXPLANATORY NOTE
The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. Don Dongjie Yang (the “Reporting Person”) previously filed statements of beneficial ownership on Schedule 13G pursuant to Rule 13d—1(d) (see Schedule 13G filed by Don Dongjie Yang and D.Y. Capital, Inc. with the Securities and Exchange Commission (the “SEC”) on January 30, 2008, as last amended by filing a Schedule 13G/A with the SEC on January 25, 2011).
Item 4. Purpose of Transaction
Item 4 is hereby amended to add the following:
On July 5, 2011, Bireme Limited (the “Purchaser” and, together with Robert W. Roche, Don Dongjie Yang and Ritsuko Hattori-Roche, the “Bidders”), announced the expiration and preliminary results of its tender offer to purchase ordinary shares, par value $0.01 per share (“Ordinary Shares”), of Acorn International, Inc. (“Acorn”) (NYSE: ATV), and American Depositary Shares of Acorn (“ADSs”), each representing three Ordinary Shares, in an aggregate amount not to exceed 20,000,000 Ordinary Shares (taking into account both Ordinary Shares that are tendered and Ordinary Shares underlying ADSs that are tendered). The offer price is $2.00 per Ordinary Share, which represents $6.00 per ADS, in cash, without interest. The offer expired at 5:00 p.m. New York City time on July 1, 2011.
Based on preliminary information provided by Computershare Trust Company, N.A. who is acting as Ordinary Shares Tender Agent, and Citibank, N.A., who is acting as ADS Tender Agent, a total of approximately 28,326,339 Ordinary Shares of Acorn, including Ordinary Shares represented by approximately 9,325,576 ADSs, have been tendered and not withdrawn (including 108,366 Ordinary Shares subject to guaranteed delivery) prior to the expiration of the tender offer.
The amount of Ordinary Shares tendered and not withdrawn has exceeded the maximum tender amount of 20,000,000 Ordinary Shares. As a result, Bireme will accept for payment and purchase validly tendered shares on a pro rata basis pursuant to the Offer to Purchase. The resulting estimated proration factor is approximately 70.9% of the Ordinary Shares validly tendered and not withdrawn. Certain adjustments will be made to avoid purchases of fractional Ordinary Shares or ADSs. All Ordinary Shares and ADSs tendered but not accepted for payment in the tender offer will be returned to the tendering shareholders.
The number of Ordinary Shares (including Ordinary Shares represented by ADSs) validly tendered and not withdrawn and the estimated proration factor are preliminary and subject to verification. The actual number of Ordinary Shares validly tendered and not withdrawn and the final proration factor will be announced promptly following the completion of the verification process, which is expected to be on or before July 12, 2011.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 6, 2011

Don Dongjie Yang

/s/ Don Dongjie Yang

D.Y. Capital, Inc.

By:	/s/ Don Dongjie Yang Name: Don Dongjie Yang
Title: Director

EXHIBIT 1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13D (including amendments thereto) with respect to the Shares and ADSs of Acorn International, Inc. and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing.
Dated: July 6, 2011

Don Dongjie Yang

/s/ Don Dongjie Yang

D.Y. Capital, Inc.

By:	/s/ Don Dongjie Yang Name: Don Dongjie Yang
Title: Director